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United States Securities and Exchange Commission	Milan
Division of Corporation Finance
100 F Street, NE	File No. 042942-0018

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Tom Jones, Staff Attorney
Kevin Vaughn, Accounting Branch Chief
Eric Atallah, Staff Accountant

Re:	Nevro Corp.
Amendment No. 1 to Registration Statement on Form S-1
Confidentially submitted on September 16, 2014
Publicly filed on October 3, 2014
CIK No. 0001444380

Ladies and Gentleman:

On behalf of our client, Nevro Corp. (the “Company” or “Nevro”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) an amendment to our Registration Statement (the “Registration Statement”) on Form S-1 (the “Amendment No. 1”).  The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under Title I, Section 106 of the Jumpstart Our Business Startups Act (the “JOBS Act”) on August 8, 2014 (the “Draft Submission”) and a second submission amending the Draft Submission on September 16, 2014 (the “Second Draft Submission”).  The Company filed the Registration Statement on October 3, 2014 in a form that is substantively identical to the Second Draft Submission.

Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Second Draft Submission received on October 3, 2014 from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Amendment No. 1, including copies which have been marked to show changes from the Registration Statement, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus

1.                                      We note your response to prior comments 1 and 8. While use of a glossary might be appropriate to satisfy the requirements of Rule 421(b) in the circumstances described in that rule, your disclosure in the sections of your document addressed by Rule 421(d) should be drafted using concrete, everyday words without requiring investors to rely on defined terms in a glossary. Please revise the forepart of your document accordingly, and, if you believe that you satisfy the Rule 421(b) conditions for using a glossary for purposes of those sections of your document not governed by Rule 421(d), please relocate the glossary to an appropriate section of your document outside of the sections governed by Rule 421(d). In this regard, you might find a reduced need to address the issue of technical terms currently used in the forepart of your document if you were to further review your prospectus summary for the issues raised in prior comment 2. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999).

Response:                                         As discussed with Mr. Jones of the Staff by telephone, the Company has revised the Registration Statement in the following respect in response to this comment:

•                  The prospectus summary has been further edited to simplify the disclosure, reduce repetition and further improve readability;

•                  The definitions that are associated with technical terms and which are short enough so as not to disrupt readability have been provided at the place of first use, in addition to in the glossary; and

•                  The glossary has been relocated to page 165 of the prospectus (i.e., a location outside of those sections of the prospectus governed by Rule 421(d) under the Securities Act).

The Offering, page 7

2.                                      Please tell us how your disclosure in the bullet points in this section reflects the planned option grants mentioned on pages 124 and 129.

Response:                                         The Company has revised page 7 of Amendment No. 1 to set forth the approximate number of shares underlying these future awards in the applicable bullet point denoting the 2014 Equity Incentive Award Plan share reserve. The Company has also revised pages 122 and 128 of Amendment No. 1 to specify that the awards will be granted under this plan and to set forth the grant date fair value of the award and resulting number of shares underlying these awards.

We may be subject to damages, page 32

3.                                      We note your response to prior comment 16. Please revise your reference to “certain” management and key employees to clarify the extent of to which your management and key employees that have worked for competitors. For example, do over half these individuals present this issue? Do all of them? Do your most senior executives?

Response:                                         As discussed with Mr. Jones of the Staff by telephone, the Company has revised page 30 of Amendment No. 1 to indicate the number of executives who have previously worked with competitors, and to state explicitly that the Chief Executive Officer is among them.

Our business is subject to extensive governmental regulation, page 38

4.                                      Please disclose the substance of the last sentence of your response to prior comment 18.

Response:                                         In response to the Staff’s comment, the Company has revised page 37 of Amendment No. 1.

Patents, Trademarks and Proprietary Technology, page 103

5.                                      We note your response to prior comment 32. However, your disclosure in the fourth sentence in this section regarding when your U.S. patents are projected to expire does not address when the remaining patents mentioned in the first sentence in this section expire. Please expand the disclosure in this section to disclose when your remaining patents expire.

Response:                                         In response to the Staff’s comment, the Company has revised page 101 of Amendment No. 1.

The Mayo License, page 103

6.                                      Please reconcile your response to prior comment 33 with your first risk factor on page 32.

Response:                                         In response to the Staff’s comment, the Company has revised page 30 of Amendment No. 1.

Executive Officers and Directors, page 114

7.                                      We note your response to prior comment 38; however, Rule 405 defines “executive officer” to include any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance). Your response regarding policy making appears to address the subsequent section of the Rule 405 definition that deals with whether people other than a vice president of a registrant in charge of a principal business unit, division or function (such as sales, administration or finance) also are executive officers as defined by the Rule. Please revise accordingly.

Response:                                         In response to the Staff’s comment, the Company has reconsidered the number of executives designated as “Executive Officers” and reflected the resulting changes on pages 112 through 114 of Amendment No. 1.

Terms and Conditions of Employment Agreement with Michael DeMane, page 128

8.                                      We note your response to prior comment 40. We may have further comment after you file the new employment agreement.

Response:                                         The Company acknowledges the Staff’s comment and has filed the new employment agreement as Exhibit 10.12(b) to Amendment No. 1.

Exhibits

9.                                      Your response to prior comment 50 does not appear to cite applicable authority for omitting the exhibits missing from exhibit 10.12. Please see Regulation S-K Item 601(b)(10). Please revise accordingly.

Response:                                         In response to the Staff’s comment, the Company has refiled the exhibit as Exhibit 10.12(a).

10.                               Please identify in your exhibit index the agreements with Messrs. Elghandour and Galligan mentioned in the last full paragraph on page 128.

Response:                                         The Company has filed the form of change in control severance agreement as Exhibit 10.20 to Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

of LATHAM & WATKINS LLP

CC:	Michael DeMane, Nevro Corp.
Andrew H. Galligan, Nevro Corp.
Michael W. Hall, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP